X-TREME INVESTMENTS, INC.

1401 West Fort Street, No. 311082

Detroit, Michigan 48231

August 22, 2014

VIA ELECTRONIC EDGAR FILING

Duc Dang, Senior Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	X-Treme Investments, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 3, 2014
File No. 333-190573

Dear Mr. Dang:

X-Treme Investments, Inc. (the “Company”) has electronically filed Amendment No. 4 to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the “Form S-1”). This Amendment No. 4 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Anthony Passmore dated July 25, 2014. We trust you shall deem this Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Special Note

The Company has included updated unaudited financial statements for the three month period ended June 30, 2014 in Amendment No. 4. As a result, financial information included in Amendment No. 4 as of the most recent financial statement date has been updated to include amounts from the updated financial statements.

General

Comment 1. We note your response to comment 2 of our letter dated May 13, 2014 and the revised disclosure that you will not acquire any companies where you will become a majority owner. Please explain how you would acquire a company but not become the majority owner.

Response: The Company has included additional disclosure to clarify that it does not have any plans to make investments in companies in general which would result in the Company being a being a majority-owned subsidiary of another entity through a reverse merger. We sought to reconcile that general statement with the Company’s acknowledgement that it would consider a merger or acquisition with a company engaged in a similar business but that it has no present plans to do so.

Capitalization, page 18

Comment 2. We note your response to comment 4 and your revised disclosure. We continue to believe that your presentation of pro forma capitalization is not appropriate since your offering is being conducted on a self-underwritten basis (i.e., no firm commitment from an underwriter) and on a best efforts basis with no minimum number of shares to be sold. Accordingly, please revise to remove your presentation of pro forma capitalization.

Response: The Company has removed disclosure of its pro-forma capitalization.

Duc Dang, Special Counsel

Securities and Exchange Commission

August 22, 2014

Exhibit 5.1

Comment 3. Please have counsel revise the opinion to opine as to whether the shares will be legally issued, fully paid, and non-assessable. Please refer to Staff Legal Bulletin 19 for guidance.

Response: The Company’s counsel has provided an updated opinion.

The Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments regarding the Company’s filings with the SEC, please provide our counsel Ms. Laura Anthony, Esq. with a courtesy copy of any correspondence. Ms. Anthony can be reached at (561) 514-0936 or via e-mail at LAnthony@legalandcompliance.com.

X-Treme Investments, Inc.

/s/ Anthony Passmore
Anthony Passmore, Chief Executive Officer

cc: Laura Anthony, Esq.